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[LATHAM & WATKINS LLP LETTERHEAD]

November 13, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Accuray Incorporated
  Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of Accuray Incorporated, a California corporation (the "Company"), enclosed herewith for filing under the Securities Act of 1933, as amended (the "Securities Act"), is a Registration Statement on Form S-1 (the "Registration Statement") relating to the initial public offering of the Company's common stock. The Company has paid the registration fee of $24,610 by wire transfer to the account of the Securities and Exchange Commission (the "SEC") at Mellon Bank as permitted by the Rules under the Securities Act.

        In connection with the review of the Registration Statement by the staff of the SEC (the "Staff"), the Company respectfully brings to the Staff's attention that it previously consulted with the Office of the Chief Accountant of the SEC within the Division of Corporation Finance regarding the appropriate GAAP accounting for a transaction which included unspecified, but committed to, upgrade or enhancement elements in a multiple element sale transaction (the "Accounting Treatment"). Between April 5, 2005 and August 25, 2005, the Company and the Office of the Chief Accountant had various discussions regarding the Accounting Treatment. The Company also directs the Staff's attention to the written correspondence regarding the same between the Company and the Office of the Chief Accountant during this period.

        Should the Staff have any comments regarding the enclosed Form S-1 or any of the foregoing, please contact the undersigned at (650) 463-2645 or Jean-Marc Corredor of this firm at (650) 463-3031.

Very truly yours,
/s/ LAURA I. BUSHNELL Laura I. Bushnell of LATHAM & WATKINS LLP
cc:
Accuray Incorporated
Michael W. Hall, Esq.
Jean-Marc Corredor, Esq.

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